UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Somos Health, Inc.

Legal status of Issuer:

   Form:

   Corporation

   Jurisdiction of Incorporation/Organization:

   Delaware

   Date of Organization:

   July 20, 2020

Physical Address of Issuer:

5758 Geary Boulevard, #134, San Francisco, CA 94121, United States

Website of Issuer:

https://www.somosancestria.com

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

October 9, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2021)	**Prior fiscal year-end (2020)***
Total Assets	$498,755	$16,523
Cash & Cash Equivalents	$498,755	$15,195
Accounts Receivable	$0	$1,328
Current Liabilities	$421,368	$1,537
Long-term Liabilities	$0	$0
Revenues/Sales	$196,306	$30,890
Cost of Goods Sold	$25,441	$2,083
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(40,956)	$14,986

*Since inception on July 20, 2020

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 8, 2022

Somos Health, Inc.



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

Somos Health, Inc. ("**Somos,**" the "**Company**," "**we**," "**us**," or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by October 9, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow by an escrow agent or qualified third party (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$107,000	$6,420	$100,580
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

    (1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.somosancestria.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.com/somos

The date of this Form C is June 8, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Somos Health, Inc. offers a saliva DNA test kit for ancestry determination, with a particular emphasis on Latin American ancestry. The Company was incorporated as a corporation in Delaware as Somos Inc on July 20, 2020. The Company changed its name to Somos Health, Inc. on June 14, 2021.

The Company is located at 5758 Geary Boulevard, #134, San Francisco, CA 94121, United States.

The Company's website is https://www.somosancestria.com.

The Company is headquartered and qualified to conduct business in California. The Company also sells its products and services through the Internet and throughout the United States and internationally.

On June 21, 2021, the Company acquired all of the outstanding shares in Recordis SA de CV, a Mexican corporation incorporated on June 12, 2020, from two of the Company's shareholders and founders, including its CEO and CTO. This entity will be used by the Company primarily for research purposes.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/somos (the "Deal Page") and the version published as of the date of this Form C is attached as Exhibit B. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Deal Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000[*]
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000[*]
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100 [+]
Maximum Individual Purchase Amount	$107,000 [+]
Offering Deadline	October 9, 2022
Use of Proceeds	See the description of the use of proceeds on page 15 hereof.
Voting Rights	See the description of the voting rights on page 27.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase

Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

2

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 5,000,000 shares of common stock, of which 3,680,563 shares of common stock are issued and outstanding and 443,956 shares of common stock are reserved for issuance under the Company's 2021 Equity Incentive Plan. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key employees.

We are dependent on our executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in foreign, federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the foreign, federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We may be subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

We may be subject to income taxes in both the U.S. and foreign jurisdictions. Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters".

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the Offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE (Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has reserved for issuance shares under its 2021 Equity Incentive Plan. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The foregoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Somos Health, Inc. (the "Company") offers a test that determines the genetic ancestry of a person, with a particular emphasis on Latin American ancestry. Our aim is to provide precision medicine for Latinos, and we are constantly working on improvements and new reports for health, wellness, disease risk scores, and pharmacogenetics. The Company derives revenue primarily from providing customers with a subscription to its website and providing customers with insights to their ethnic origins based on the results of a DNA test. The Company then uses the data to identify unique genetic markers for drug discovery tailored to Latinos.

Business Plan

The Company plans to significantly expand its business by increasing sales and marketing and investing in technology and product development. The Company aims to achieve profitability by 2023. The capital we raise here will empower us to accelerate our biobank by collecting samples from up to 70 Indigenous Nations, expand our product development, increase our sales and marketing efforts, hire staff, and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
DNA Test Kit	A test that determines the genetic ancestry of a person, with emphasis on Latinos	Direct to Consumer, Focus on Latinos
Raw Data Ancestry	Re-analysis of raw data for previous customers of other ancestry companies	Direct to Consumer, Focus on Latinos

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

The key competitors for our Company's business are: (i) 23andMe, a home based saliva collection kit sent to a lab that generates a personalized DNA report; (ii) AncestryDNA, a home based kit that combines advanced DNA science with the world's largest online family history resource to estimate your genetic ethnicity and help you find new family connections; (iii) MyHeritage, a DNA test that determines your ethnicity and puts you in touch with newfound relatives; and (iv) various other pharmaceutical companies.

Customer Base

Latinos represent $2.3 trillion in purchasing power in the United States. They are the largest millennial group and Gen Z group. Currently, there are 60 million Hispanics in the United States, and MIT has predicted that one-third of the United States population will have taken, or will take, a genetic test by the year 2022 (MIT Technology Review, February 11, 2019). In our Phase 1, based on these figures, 20% of the genetic tests could come from individuals with a Hispanic background. In the direct to consumer space, we expect to reach 50-70% of the market. In our Phase 2, we aim to offer low cost genetic testing and subscriptions to Latinos, a 650 million diaspora. Finally in our Phase 3, we will expand into the genomics driven drug discovery pharmaceutical market.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
03-2020-111313101700-01	popGHR (Algorithm for Regional Ancestry Determination)	Patrimonial Rights	March 18, 2020	Pending	Mexico
03-2020-111313124900-01	Sigfred (Multi-omic Platform For User Data Integration)	Patrimonial Rights	March 18, 2020	Pending	Mexico
03-2020-121714394600-01	TanPipe (For Global Total Ancestry Determination)	Patrimonial Rights	March 19, 2020	Pending	Mexico
03-111313114400-01	AGDS (Automated Genomic Databases Search Algorithm Allowing the Company To Mine Public Databases To Identify New Genetic Markers That Have Been Published In Scientific Journals And Integrated Into The Subscription Models	Patrimonial Rights	March 18, 2020	Pending	Mexico

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the somosancestria.com, somoshealth.tech, and testedonlatinos.com domain names.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of foreign and U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Product Development (1)	28%	$7,000	8%	$85,600
Sales and Marketing (2)	20%	$5,000	20%	$214,000
Research and Development (3)	8%	$2,000	28%	$299,600
Infrastructure/Hiring (4)	38%	$9,500	38%	$406,600
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

(1) We intend to add 70 new indigenous communities to our reference panel from our prioritized list. We also expect to process an initial 350 (5 participants per group) whole genomes from these groups.

 (2) Our sales and marketing efforts are handled by a small team. Sales and marketing funds will be used to fund customer acquisition via partnerships, other sales and distribution channels.

 (3) We will expand our Research and Development team to accelerate our Health Insights and Disease Recognition/Service, as well as Bioinformatics/Population Genomics Analysis to create reference panels.

 (4) These proceeds will be used to build out the Company's infrastructure, including hiring for a wide range of administrative and operational functions, purchasing equipment and paying founder's salaries.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Federico von Son de Fernex	CEO, Co-Founder and Director	CEO and Co-Founder of Somos Health, Inc., 2020– Present Responsible for coordination and business development, fundraising partnerships and alliances, product development and community engagement and general CEO responsibilities CEO of Mi ADN Mexico, 2015-2019 Directed the development and research projects of the company in collaboration with national and foreign, public and private educational institutions, focusing on Global Health seeking to integrate technologies in the public and private health care systems. Manager and Grant Coordinator of GENEous, 2017-2018 Received government grant to coordinate population genetics algorithms and databases in Mèxico. Worked with Mexican Olympic committee to identify genetic markers for sports performance in elite athletes. Scientific Board of MEIDAM House of Dermatology, Dubai, 2018 - Present Advisor for healthtech integrations, collaborations and building startup and investment ecosystem Medical Director & Scientific Board ISIENA 2014-2021 Responsible for the scientific structure of the academic plans, research protocols and collaborations.	Universidad Autonoma del Estado de Morelos, Mexico (UAEM-Mexico), M.D., 2015 UAEM-Mexico, MSc in Biomolecular Medicine (1 year and deferred), 2015 MIT Sloan School of Management, Executive Program, 2019

Christian Marlon Rodriguez Diaz	CTO, Co-Founder and Director	CTO and Co-Founder of Somos Health, Inc., 2020 – Present	UAEM – Mexico, M.D., 2009
		Responsible for technical infrastructure, health IT, community engagement and product development	
		CIO of Mi AND Mexico, 2016-2019	
		Responsible for IT, Sales, Product Development and UX	
		CTO and Co-Founder of KPMD	
		Responsible for Universal Health Record; Transforming healthcare systems in developing countries by optimizing processes.	

Biographical Information

<u>Federico von Son de Fernex</u>: Federico is the CEO and Co-Founder of the Company. He is a former professional athlete (soccer), entrepreneur and M.D. (graduating with honors) who is passionate about data, healthtech, innovation and social impact. Federico has been deeply involved in research projects focused on identifying genetic biomarkers in different fields: diabetic ulcers, metabolic syndrome, sports performance, nutrigenetics and population genetics. As Co-Founder and CEO of Mi ADN México, Federico directed the development and research projects of the company in collaboration with national and foreign, public and private educational institutions, focusing his efforts on global health and seeking to integrate technologies in the public and private health systems to achieve social welfare and improved education in preventive and precision medicine through users and health professionals. Federico was twice granted $400,000 by the Mexican government through the science & technology council for research and development. He has also managed 5.5 million+ in contracts for the health sector in Mexico. Federico has been a guest speaker in International Congresses in Dubai, Colombia, Guatemala, the Dominican Republic, Costa Rica, Mexico, and the USA. He is an innovation and startup advisor and serves on the scientific boards at multiple international medicine societies.

<u>Christian Marlon Rodriguez Diaz</u>: Christian is the CTO and Co-Founder of the Company. He is a Data Scientist (in training) and entrepreneur who loves to help, learn and to explore. Passionate for using technology as a powerful tool, for the last 5 years Christian has been working on democratizing biobanking and precision medicine for Latin America using collaborative science. In 2019, Christian was the winner in the MassChallenge & Accelhub Bridge to Boston competition with his presentation of "KPMD/PLZR": Smart Stethoscope and Universal Health Record using AI and IoT to help doctors take better decisions in benefit of their patients. Additionally in 2019, Christian was selected as a Health Intelligence Advisor for the Research, Development and Innovation Council at UAEM State University to create the first innovation Hub & Fablab for Health exponential and disruptive technologies, allowing the inclusion of young students and helping them link with worldwide renowned institutions. Prior thereto, Christian was the CIO at MiADN Mexico helping IT, Innovation, tech integration and sales for 3 brands and over 30 employees, to create a network of over 300 health professionals leveraging nutrigenetics in their daily clinical insights. Christian enjoys hiking, rappel, coffee and playing piano.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently does not have employees and utilizes the services of independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 5,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). Additionally, the Company has established the 2021 Equity Incentive Plan for which 443,956 shares are authorized for issuance thereunder. At the closing of this Offering, assuming only the Target Offering Amount is sold, 3,680,563 shares of Common Stock will be issued and outstanding, which includes 80,479 shares of Common Stock issued pursuant to the 2021 Equity Incentive Plan. The Company has 363,477 shares of Common Stock remaining available for issuance under the 2021 Equity Incentive Plan.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock*
Amount Outstanding	3,680,563
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	99.34%

*A portion of the Common Stock is subject to vesting requirements.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$100,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $15,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.66%

Outstanding Debt

As of the date of this Form C, the Company does not have any outstanding debt.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Federico von Son de Fernex	2,400,204 shares of Common Stock	65.21%
Christian Marlon Rodriguez Diaz	1,199,880 shares of Common Stock	32.60%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and in the financial statements attached hereto as Exhibit A, in addition to the following information.

Operations

Somos Health, Inc. (the "**Company**") was incorporated as a corporation in Delaware as Somos Inc on July 20, 2020. The Company changed its name to Somos Health, Inc. on June 14, 2021. On June 21, 2021, the Company acquired all of the outstanding shares in Recordis SA de CV, a Mexican corporation incorporated on June 12, 2020, from two of the Company's shareholders and founders, including its CEO and CTO. This entity will be used by the Company primarily for research purposes. This entity will be used by the Company primarily for research purposes.

Cash and Cash Equivalents

As of May 31, 2022, the Company had an aggregate of $21,000 in cash and cash equivalents, leaving the Company with approximately 4 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$400.02	4,000,044*	N/A	April 30, 2020	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$100,000	1	Research & Development and General Working Capital	May 24, 2021	Section 4(a)(2)
Restricted Common Stock	$800	80,479	N/A	May 20, 2021; July 15, 2021; September 6, 2021	Rule 701

*399,960 shares of Common Stock were repurchased by the Company on November 4, 2021 for $40.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(1) On June 21, 2021, the Company acquired all of the outstanding shares in Recordis SA de CV, a Mexican corporation, from two of the Company's shareholders and founders, including its CEO, Federico von Son de Fernex, and CTO, Christian Marlon Rodriguez Diaz, in exchange for $700 in cash consideration.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by October 9, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In addition to the Offering, the Company intends to concurrently undertake to raise up to an additional $4,000,000 by offering to sell up to $4,000,000 in securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering (the "Concurrent Offering"). No investors in this Offering, or potential investors who learned of the Company as a result of this Offering, will be permitted to invest in the Concurrent Offering.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $107,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with an Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $20,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company undergoing an IPO (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive,, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $20,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution

Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering to Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the Offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Federico von Son de Fernex
_____
(Signature)

Federico von Son de Fernex
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Federico von Son de Fernex
_____
(Signature)

Federico von Son de Fernex
_____
(Name)

Director
_____
(Title)

June 8, 2022
_____
(Date)

/s/Christian Marlon Rodriguez Diaz
_____
(Signature)

Christian Marlon Rodriguez Diaz
_____
(Name)

Director
_____
(Title)

June 8, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

SOMOS HEALTH, INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Somos Health, Inc.
San Francisco, California

We have reviewed the accompanying financial statements of Somos Health, Inc., which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Somos Health, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
May 13, 2022

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

SOMOS HEALTH, INC.
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(unaudited)

ASSETS

	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 498,755	$ 15,195
Accounts receivable, net	-	1,328
TOTAL CURRENT ASSETS	498,755	16,523
TOTAL ASSETS	$ 498,755	$ 16,523

LIABILITIES AND SHAREHOLDERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Accounts payable	$ 19,262	$ 1,537
Accrued expenses	2,106	-
Deposits	400,000	-
TOTAL CURRENT LIABILITIES	421,368	1,537
TOTAL LIABILITIES	421,368	1,537
SHAREHOLDERS' EQUITY		
Common stock, see note 3	368	-
Additional paid-in capital	2,989	-
SAFE obligations	100,000	-
Retained earnings/(Accumulated deficit)	(25,970)	14,986
TOTAL SHAREHOLDERS' EQUITY	77,387	14,986
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 498,755	$ 16,523

See independent accountant's review report and accompanying notes to financial statements.

SOMOS HEALTH, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
REVENUES	$ 196,306	$ 30,890
COST OF GOODS SOLD	25,441	2,083
GROSS PROFIT	170,865	28,807
OPERATING EXPENSES		
General and administrative	187,261	13,471
Sales and marketing	24,560	350
TOTAL OPERATING EXPENSES	211,821	13,821
NET OPERATING INCOME/(LOSS)	(40,956)	14,986
NET INCOME (LOSS)	$ (40,956)	$ 14,986

See independent accountant's review report and accompanying notes to financial statements.

- 4 -

SOMOS HEALTH, INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2021 AND 2020
(unaudited)

| | Common Stock | | Additional | SAFE | Retained Earnings | |
	Shares	Amount	Paid-in Capital	Obligations	(Accumulated Deficit)	Total
BEGINNING BALANCE, JULY 20, 2020 (INCEPTION)	-	$ -	$ -	$ -	$ -	$ -
Net income	-	-	-	-	14,986	14,986
ENDING BALANCE, DECEMBER 31, 2020	-	$ -	$ -	$ -	$ 14,986	$ 14,986
Restricted stock issuances	3,680,563	368	2,989	-	-	3,357
Issuance of SAFE Obligation	-	-	-	100,000	-	100,000
Net loss	-	-	-	-	(40,956)	(40,956)
ENDING BALANCE, DECEMBER 31, 2021	**3,680,563**	**$ 368**	**$ 2,989**	**$ 100,000**	**$ (25,970)**	**$ 77,387**

See independent accountant's review report and accompanying notes to financial statements.

SOMOS HEALTH, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (40,956)	$ 14,986
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Stock compensation expense	2,989	-
(Increase) decrease in assets:		
Accounts receivable	1,328	(1,328)
Increase (decrease) in liabilities:		
Accounts payable	17,725	1,537
Accrued expenses	2,106	-
Deposits	400,000	-
CASH PROVIDED BY OPERATING ACTIVITIES	383,192	15,195
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock	368	-
Issuance of SAFE obligations	100,000	-
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	100,368	-
NET INCREASE IN CASH	483,560	15,195
CASH AT BEGINNING OF YEAR	15,195	-
CASH AT END OF YEAR	$ 498,755	$ 15,195
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

The Company
Somos Health, Inc. (the "Company") was incorporated in the State of Delaware on July 20, 2020. Previously, the Company was incorporated in the State of Delaware under the name Somos Inc. and filed a change of name to Somos Health, Inc. in June of 2021. The Company specializes in a high-resolution ancestry test for Latinos. The Company is headquartered in San Francisco, California.

Going Concern
Since Inception, the Company has relied on funds from SAFE obligations and common stock issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, and 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1. **Summary of Significant Accounting Policies (continued)**

    Accounts Receivable
    The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

    The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, and 2020, the Company believed all amounts in accounts receivable are collectable.

    Income Taxes
    The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

    The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

    The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

    Fair Value of Financial Instruments
    Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Fair Value of Financial Instruments (continued)

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by selling a Latino ancestry test. The Company's payments are generally collected upfront. For years ending December 31, 2021 and 2020 the Company recognized $196,306 and $30,890 in revenue, respectively.

Stock Compensation Expense

ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the years ended December 31, 2021, and 2020 was $2,989, and nil, respectively.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

1.   **Summary of Significant Accounting Policies (continued)**

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Equity**

Common Stock
Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 5,000,000 shares, at $0.0001 par value per share. As of December 31, 2021, and 2020, 3,680,563 shares have been issued and are outstanding.

SAFE Obligations
The Company entered into Simple Agreements for Future Equity ("SAFE") for an aggregate purchase amount of $100,000 during 2021, which provide the right of the investors to future equity in the Company, are subject to a valuation cap. The SAFEs have valuation cap of up to $15.0 million.

If there is an Equity Financing before the expiration or termination of the SAFE, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap.

In connection with the automatic conversion of the SAFE into shares of Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

If there is a liquidation event before the expiration or termination of this instrument, the investors will, at their option, either (i) receive a cash payment equal to the purchase amount or (ii) automatically receive from the Company a number of shares of common stock equal to the purchase amount divided by the liquidity price, if the investor fails to select the cash option. Thereafter the SAFE agreement will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors and holders of the SAFE agreements in full, funds will be distributed pro-rata and based on the purchase price and the remaining amounts will be covered with common stock equal to the remaining unpaid purchase price divided by the liquidity event. In a dissolution event, SAFE Agreement holders will be paid out of remaining assets prior to holders of the Company's capital stock.

Equity Incentive
The Company's 2021 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and restricted stock issuances to its employees, advisors and subcontractors for up to 443,956 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on one - four years of continuous service. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2021 and 2020, 80,479 and nil shares, respectively, have been issued under the Plan. The shares issued in 2021 were issued as restricted stock issuances and are still subject to vesting (over 1-2 years) and repurchase until fully vested. These shares are included in the shares issued and outstanding above.

4.   <u>**Going Concern**</u>

These financial statements are prepared on a going concern basis. The Company registered on July 20, 2020 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

5.   <u>**Subsequent Events**</u>

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Managements Evaluation
The Company has evaluated subsequent events through May 13, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

EXHIBIT B

Offering Page found on Intermediary's Portal.



⌄

Company Name	SOMOS
Logo	
Headline	Crowdsourcing the Latino Genome to accelerate drug discovery
Slides	

Tags	Coming Soon, B2C, Fight Disease, Diverse Leaders, Crowd SAFE, Companies

Pitch text	

Summary

- Accelerating drug discovery for Latinos/Hispanics/ Native Americans
- Crowdsourcing the Latino GENOME
- Avoiding digital colonialism, decentralizing biological data using Bio NFTs
- 23&me for Latinos with social impact in Indigenous Communities
- Revenue of $226k+ in 18 months, 4,700+ paid users
- Focus on $3.4B DTC genetics market, expanding to the $63B+ pharma in LatAm
- Seasoned MDs with 5+ years in genomics and Latino markets

Problem

For decades, Latinos have been underrepresented

in drug discoveries and clinical research

Lack of data in the medical industry is critical and life-threatening to the Latino population. Most drugs haven't been proved to be effective on Latinos. The reason is that **<1.2%** of genetic data available for research comes from these populations; and we only represent **<1%** in clinical trials. There have been **zero** drugs discovered through Latino genetic information.

This is a massive problem, not only because it will cost **$50B** each year in health disparities alone in the USA, but also because it disproportionately increases health risks for **650M+** Latinos/Hispanics/Native Americans across the world.



*National Human Genome Research Institute, 2020

Solution

SOMOS is building the largest decentralized Pan-American biobank

We are building the **world's largest Pan-American biobank,** called "Familia", through unique datasets and ancestral DNA sequencing. Just during phase 1 in México, our biobank will create a genetic repository 100x larger than what's currently available for research.

By aggregating data from underrepresented groups, we're providing and identifying unique genetic markers that can:

- Improve clinical research in minorities
- Improve prediction capacity for disease risk scores and stratification
- Provide improved direct to consumer DNA services to Latinos
- Save billions of dollars in drug development

Data aggregation strategy


Consumer
Research
Therapeutics + Product
+800k
Latino
Customers
data
goals
+55k
Indigenous
Participants
Unique
Latino
markers
Health
data
+
Genetic
data
Data
driven
insights
Drug
discoveries
Unique
product
improvements
Tailored results to Latino populations
First comercial array with Latino markers

Using genetic data, pharmaceutical companies can save up to 15% of their cost per drug by improving target identification. Genetic data can make drug development twice as successful during early stages of the process.

Thanks to data generated in transparent collaborations with Indigenous Nations, state-of-the-art algorithms, and predictive models, deep regional ancestry analysis is now possible for Latinos using **SOMOS**.

Indigenous participants + Latino customers + bioinformatics = state of the art genetic associations.

Product

Deep Latino ancestry DNA test

To crowdsource the GENOME of LATINOS, we aim to generate millions of datasets. To achieve this goal, we've developed the best-resolution ancestry service for Latinos to gain critical mass.

SOMOS provides specific high ethnic resolution to Latino/Hispanic/Native American customers, improving on commercially available services like 23&me and Ancestry. Users can identify their Mayan, Nahua, and Huichol ancestry, among other regions and ethnic groups. We use microarray technology to genotype millions of genetic markers—allowing us to give users a deeper insight into their genetic heritage, as well as an opportunity to participate in **decentralized research**.

We will personalize this technology with genetic markers identified within our biobank, creating an array for the Latino population—which translates into new and improved genetic services.

Developing new features for our subscription model

For our health scientific insights, we have entered a long-term partnership with Predictive Care (featured on Republic).


Health risk scores
Special traits
Nutrition
Wellness
Pharmaco-genetics
Relative search
Family tree
Historic figure match
Genetic Counseling

As we scale our research capacity and identify new genetic markers unique to the Native American/Latino ancestry composition, we will update our platform and reports with these new insights.


Tap here to open the app in your browser
SOMOS
DISCOVER YOUR PAST. UNLOCK THE FUTURE
Welcome
SOMOS
Jessica
Karitiana 12%
Aymara 5%
Maya 8%
Nahua 1.2%
Historically, Nahuas and Otomies have cohabitated the same region since pre-colonial times. This geographical closeness can also be seen in their genetic similarities amongst both groups.
Learn more

For end users, the product is similar to the experience of existing DNA ancestry service providers like 23andMe—except they are given **rich, region-specific data about where their ancestors came from within Latin America.**

We have two products currently in the market:

1. **Raw data re-analysis service***
2. **Full DNA test kit**

*For users of 23andMe, AncestryDNA, My Heritage, LivingDNA, FamilyTreeDNA who want a re-analysis of their data with a specific focus on their Latin American ancestry.

Your DNA, your data = our people, our mission

We truly believe that data decentralization helps us maintain an honest and transparent relationship with SOMOS participants and users.

SOMOS has partnered with **Genobank.io** (featured on Republic) to implement the **SOMOS DNA Wallet**, which uses blockchain technology to allow full ownership and governance for each customer/participant over their genetic and health data.

Traction

4,700+ users
since soft launch

SOMOS soft-launched in the US in September 2020. We have seen unprecedented reach and conversion due to the importance of our project and community interest in mapping Latin American/Hispanic/Native American ancestry.

We now have **4,700+ paid users** and **revenue of $226K+**



4,700+ users

226k+ revenue

18 months after soft launch

*Paid users and revenue stats as of Feb. 2022








10 Indigenous regions	3 ancestry algorithms	Proprietary app and web platform	Blockchain DNA Wallet implementation	$400k research grants	Winners LTX fest prize $10k

—

Community & corporate partners

























—

Medical & research partners









Customers

650M+ Latinos don't have safe, reliable access to medications

SOMOS' end goal is to develop and create new medications empowered through unique decentralized datasets and analytics generated from our customers' DNA ancestry tests.

There are +650M people who identify as Latino across the globe. Just within the US, Latinos represent up to **18.5%** of the total population, or **62M+** people. Mexican Americans rank as the largest Hispanic subgroup in the US (**62%** of Hispanic population or **38M+**). During phase 1, we will focus on participants with Mexican heritage to offer them a rapid, scalable, and improved platform by representing the 70 Indigenous Nations in Mexico through our Familia biobank.

—

Hundreds of REAL stories


Adrienne Rodriguez · 4h
Thank you @SomosAncestria for my report! We had my mom, my dad, and brother do his too! Love that we can honor our indigenous ancestors! #decolonize
Huichol New 2.49%
Tarahumara New 2.13%
Andes 1.71%
Zapotec 1.05%
1
7


OG @OrlandoGomez_OG · 07/02/21
Replying to @mrbigbrowndad and @SomosAncestria
That's dope. 23andMe just told me 'Native American - Mexico'. Would love a breakdown like this
Wixarika (Huichol), Mexico
Zapoteco, Mexico
Mixteco, Mexico
Triqui, Mexico
Nahua Central - Otomí, Mexico
Maya, Mexico
Amazonas: Karitiana & Surui, Brazil
1
2


Gisela @giselamke · 13/03/21
I got my @SomosAncestria results today and I found out that my indigenous ancestors are Nahua - Otomi. of joy! I feel so connected to mi gente .
SAN LUIS POTOSI
GUANAJUATO
MICHOACÁN
Mexico City
1
17

—

Real customer satisfaction

Joseph Forward

Hi,

Thank you for contacting me. I just saw my updated results. By the way, I'm very happy for all your work, Dr.! I've seen your interviews on YouTube, and you're expanding representation in DNA testing in ways that Ancestry DNA and 23andMe should have done years ago.

All the best,

Jaime Forward

Federico,

Thank you for your prompt response and I was fascinated by the results. I am curious that my maternal grandfather's genealogical history is from Villa Santiago/Cadereyta Jimenez, Nuevo León and my maternal grandmother's genealogical history is from Tepezala, Aguascalientes and

Michael Forward

I know many people in the USA would like to know about any ties to tribes near to where they now live or where their ancestors lived.



JA

Joseph A Forward

expanding representation in DNA testing in ways that Ancestry DNA and 23andMe should have done years ago.

—

Influencers and opinion leaders

















Ahora es turno de
@FACUFACUNDO
#TODOSTENEMOSUNAHISTORIA

neverloveafilmmaker
Tarahumara 1.86%
Asiático 1.44%
Nahua 4.70%
Mixteca 3.79%
Huichol 5.44%
Maya 2.82%
Amazónico 0.82%
Europeo 64.93%
Africano 8.11%
#somosmestizos
@cerveza.victoria
@somosancestria

faisinito
HECHO
@somosancestria @byvek

rayot
MÉXICO ES CHINGÓN
#SOMOSMESTIZOS
@CERVEZA.VICTORIA
@SOMOSANCESTRIA

BIENVENIDOS!
¡A SOMOS!
@TRIANALION
@FERNANDOLOZU

#somosmestizos
@cerveza.victoria
@somosancestria

chilero_david
@somosancestria
Ahora es turno de
@CHILERO_DAVID
#TODOSTENEMOSUNAHISTORIA

Ahora es turno de
@LOSTENELGABACHO
www.somosancestria.com
#TODOSTENEMOSUNAHISTORIA

—

Reddit users compare SOMOS to 23&me


Map
Satellite
Guatemala
Honduras
Nicaragua
Costa Rica
Panama
Map data ©2019 Google, INEGI
Terms of Use
BETA RESULTS
[redacted]
100%
East Asian & Native American 41.4%
Native American 38.0%
Chinese & Southeast Asian 0.1%
Broadly Chinese & Southeast Asian 0.1%
Broadly East Asian & 3.3%
América 43.40%
Amazon 6.12%
Andes 3.17%
Maya 9.60%
Nahua 14.55%
Pimas 1.35%
Zapotec 8.61%

Tell me more about that othet service. It seems that it tests for them Native nations of the Americas.

My first time seeing Somos Ancestria - gotta tell my family about this (Mexican), thanks for positing!

—

Reddit users compare SOMOS to ancestryDNA


América 31.03%
Amazon 1.53%
Andes 0.00%
Maya 0.00%
Pimas 0.27%
Zapotec 2.03%
Huichol New 2.92%
Mixteca New 9.87%
Nahua - Otomi New 12.84%
Tarahumara New 1.57%
Triqui New 0.00%
Ethnicity Estimate
Eastern Europe & Russia 52%
Czech Republic, Slovakia, Poland & Lithuania
Pomerania
Indigenous Americas—Mexico 31%
Central & Southern Mexico
Guerrero, Morelos, Veracruz, Oaxaca & Tabasco
Spain 10%
Baltics 4%
Sweden 2%
Indigenous Americas—Yucatan Peninsula 1%

Since I wanted to get a bit of a more precise breakdown of my indigenous ancestry, I uploaded my AncestryDNA results to Somos Ancestria. It's a Mexican company specializing in breaking down indigenous American DNA estimates.

I've never seen results like these with Indigenous results and breakdown. Very cool, thank you for sharing. Anything surprise you about the results?

Damn! I had NO IDEA you could get native ancestry that narrowed down in México, seems like an incredibly handy tool tbh, thanks for sharing, I hope it helps me out a bit.

Business Model

3 distinct revenue streams to ensure market mobility

SOMOS has three early revenue streams:

1. **Raw data re-analysis services ($39)**
2. **DNA test kits ($149-199)**
3. **Subscription for Premium features ($96)***

Our long-term plan is to enter into drug development by increasing our data analytics capacity through the decentralized genetic and health data we are generating.

Data aggregation and analysis
short
medium
long
DNA Kit
DTC genomics
Subscription,
Marketplace,
licensing
Drug
development

*Subscription model under development









Mexico
Jessica
Karitiana 12%
Aymara 5%
Maya 8%
Nahua 1.2%
Historically, Nahuas and Otomies have cohabitated the same region since pre-colonial times. This geographical closeness can also be seen in their genetic similarities amongst both groups.
Learn more
SOMOS
Health Traits
Food & Nutrition
Physical Traits
Athletic Endurance
Protein Intake
Leer Completo
Protein Intake
Leer Completo
Protein Intake
Leer Completo
Protein Intake
Leer Completo
Ancestry + traits
$39 USD $149 USD
Ancestry + health
$99 USD $199 USD

Drug discovery

Pharmaceutical companies need to integrate Latinos' genetic data insights to improve drug discovery process for these populations.
They also need to improve their targeted reach to Latino customers as well as

insights for directed marketing strategies & clinical trial recruitment—and SOMOS will provide the insights and platform to do it.

Market

1 drug alone is a $27B+ opportunity

SOMOS aims big. **The total pharma market is $1.5T worldwide.** Latinos represent 20% of the total US pharma sales, which contributes with more than **$23bn**. When we sequence genetic information for one disease alone (Non-alcoholic liver disease), SOMOS would still have a **$27B+ market opportunity.**

The ancestry market will be our initial revenue driver.



Total addressable market
2.6 billion

Placing the disease addressable market aside, **Latinos represent the fastest growing economy in the US, and 8th worldwide.**
Our product appeals to a **$63B+ Total Pharma market in Latin America,** which further ensures market stickiness.

According to MIT and the current Latino population just in the US, we could expect **18M Latinos** taking a DNA ancestry test within the next 2 years. We plan to acquire **5% of this market.**

Our initial goal: **+500K** Latinos on our platform by year 5, to accelerate research.


Forecast
2021-2024
$120k+
(surpassed)
$731,759
$2,341,182
$11,967,997
2021
2022
2023
2024
+200k users by year 3
2 years to break even
50M total revenue by year 5

Competition

SOMOS, the genetic test that focuses on Latinos

SOMOS is the genetic test that provides information from populations throughout Latin America. Our partnerships with Indigenous Nations, combined with the growing number of samples in our biobank, allows us to provide a wealth of information that can be used for pharmaceutical discoveries— currently unmatched by any on the market.


Deep Regional
VS
Continental Resolution
América 10.63%
Nahua - Otomí New 9.35%
Huichol New 1.28%
Amazon 0.00%
Andes 0.00%
Maya 0.00%
Pimas 0.00%
Zapotec 0.00%
Mixteca New 0.00%
Tarahumara New 0.00%
Triqui New 0.00%
ancestry
23andMe
East Asian & Native American 9.0%
Native American 7.7%
Broadly East Asian & Native American 1.3%
Canada
United States
Mexico
Colombia
Peru
Brazil
Argentina
MyHeritage DNA
América 13,7%
Improved resolution
vs competitors

	PRICE	LATINO RESOLUTION	DECENTRALIZED	SOCIAL IMPACT	LATINO BIOBANK
SOMOS	39-99/199	✔	✔	✔	✔
23ANDME	99-199	✘	✘	✘	✘
MYHERITAGE	99-129	✘	✘	✘	✘
ANCESTRY	129	✘	✘	✘	✘
COLOR	120	✘	✘	✘	✘
INVITAE	199-999	✘	✘	✘	✘

Vision And Strategy

Aiming to develop tailored medicines and change the future of health

SOMOS has multiple areas of growth we are currently pursuing. As a new company, our most important focus is to satisfy our Latino community needs by scaling our revenue model and establishing our product's necessity.

We plan to become the largest decentralized Indigenous data biobank. We will use this advantage to develop tailored services and medicines for Latinos/Hispanics and Native Americans—while also making a positive impact on a community level.



Phase 1	Phase 2	Phase 3
7k samples 70 groups Mexico	21k samples 4 countries Latin America	27k samples Rest of continent

We walk the walk

We source data by establishing deep partnerships with Indigenous communities, involving the collection of DNA and genetic data to populate the

Latin American genome. We are modeling an incentive alignment strategy that includes short, medium, and long-term benefits according to the needs of each community = **social impact.**

SOMOS is building bridges. We will launch the first Indigenous **NFT art gallery** to help our communities participate in the digital economy.

—



CEO visiting Mixtec community in Mexico

—



Discussing water needs and incentive program with Raramuri governors, Chihuahua Mexico

Funding

Bootstrapped to date

We are now raising **to support reaching $2.5M+ in revenue, 50K+ users, and 7K blood samples collected in our biobank.**

This investment will prove crucial in SOMOS's ability to maneuver into larger and more competitive markets.



24 month *seed investment before series A*

+50,000 *users on our platform*

+2.9 MUSD *in revenue* *(total revenue after year 3)*

7,000 *Indigenous Nations blood samples*

3.5M USD

6% Intermediary Fees
8% Product
38% Infrastructure /Hiring
28% R&D
20% Sales & Marketing

Prior to our Republic campaign, we received investments from Hockey Stick Investments and were the winners of LTX Fest Pitch Competition 2020.

—

Accelerators

MassChallenge & AccelHUB Bridge to Boston
2019 alumni and winners

Manos Accelerator by Google Launchpad
2020 alumni

Founders

Seasoned MDs that turned a 12-year friendship into a shared mission

Founders Christian and Federico share a vision: leveraging technology and socially responsible strategies to improve and impact the health sector in Latin

America. They met in medical school in 2009, both having come from a family of physicians. They first collaborated on a previous startup, Mi ADN—a genetics DTC leader in México that certified +500 health professionals in LatAm to implement genetics into their clinical practice.

Together the team leans on their passion to see change in healthcare by creating the foundations for research via the **SOMOS Familia Biobank**. While our ancestry service provides insight and increases curiosity we seek to educate and mobilize the Latino community to join us on our mission to increase representation and eradicate health disparities by crowdsourcing the **Latino Genome.**



Federico von Son de Fernex, MD

Federico graduated with honors from top a 10 Med School in Mexico, +5 years DTC Genetics leader in Mexico, certified and trained 500+ healthcare professional for applying genetics in their clinical practice. Management of $5.4M+ in government grants and contracts for R&D and Healthcare services.

- MassChallenge & AccelHUB Bridge to Boston Alumni 2019
- Manos by Google Launchpad Accelerator Program 2020
- Winner LTX fest 2020
- Voces de la comunidad LTXQuest 2021
- Featured on Latinx Business Success 2021
- L´Attitude 2021panel and showcase

Christian Rodriguez, MD

Christian is a MD, Data Scientist (in training) and entrepreneur who loves to help, to learn, and to explore. He is passionate about technology as a powerful tool for helping and creating. For the last 5 years, he has worked on democratizing biobanking and precision medicine for Latin America with collaborative science. Christian is Co-Founder & CTO at SOMOS, where he leads Tech Integration & Innovation, Business Intelligence, and Kaizen for Health and Growth Hacking.

- 2020 to date: CTO &Co Founder @SOMOS
- 2016–2019: CIO @ Mi ADN Mexico IT,Sales, Community, Product Dev, UX
- 2018–2019: CTO@ Co Founder @ KPMD (Smart Stethoscope with universal EHR)
- 2019: Winner at Bridge to Boston by MassChallenge and AccelHUB

Team

Brian J. Esposito	Chief of Strategy	Founder & President of Esposito Intellectual Enterprises, LLC (EIE) www.eie.rocks. EIE ultimately became a holding company for over 20 years of work, business startups, and investments.	
Federico von Son	CEO & Co-Founder	MD, 2 times granted by the Mexican government for R&D. Managed +5.4 MUSD in contracts and grants for the health sector in Mexico. Scientific advisor Meidam (Dubai), Sacdam (Switzerland), AAAM (USA), ISIENA (Mexico)	

Christian Rodriguez MD	Co-Founder & CTO	MD and Data Scientist. 2x Singularity University Finalist, and MassChallenge- Accel Hub Bridge to Boston winner 2019
Daniel Uribe	Advisor	Co Founder & CEO Genobank.io (Ex republic), Engineer, MBA, Investor, Serial Entrepreneur expert in Data Privacy , Blockchain, Cybersecurity and Genomics BioNFTs | Blockchain | Genomics | Data Privacy | GDPR |ERC721 | ERC1155 |
Margarita Sordo MSc, PhD, FAMIA	Advisor	Steering Committee Member - Global Partnership on Artificial Intelligence (GPAI), Organization for Economic Co-operation and Development (OECD). MGH Senior Bioinformatics Research Scientist, Instructor of Medicine, Harvard Medicine School

José Morey MD, PhD	Advisor	Eisenhower Fellow | CEO | Founder | CMO | CIO | NED | Medical | Artificial Intelligence | Technology | Innovation | Author | Speaker | Mentor
Javier Marin	Advisor	Founder: TudnFanshop, El Planeta, El Tiempo Latino
Daniel Pomp	Advisor, Angel Investor	
Jesse Martinez	Advisor	Startup advisor+investor; 4X Founder
Julián Ríos Cantú	Advisor	Building the radiology infrastructure of the world. CEO & Founder of Eva I Y Combinator S18 I Thiel Fellow I Cannes Lions Recipient I Peer-reviewed published researcher
Michael Zeller	Advisor	Founder of Symposia: A Mastermind for the Successful Expert Started 16 businesses across 6 industries [$100+ million in sales] Mentor & Coach to 800+ Top Entrepreneurs from 7 different countries

Sajung Yun	Advisor	CEO at Predictiv / Adjunct professor at Johns Hopkins University
Karol Estrada	Advisor	15+ years of experience in human genetics with a focus on discovering, validation, and improving drug targets. 90+ peer publications for gene discovery, complex human traits and diseases

Perks

$500	Special Edition SOMOS Bracelet "IWAMA"- by wixárika artists from México
$1,000	Special Edition SOMOS Bracelet "IWAMA"- by wixárika artists from México 50% discount in SOMOS DNA kit Special SOMOS digital badge designed by Mexican Artist Javier Gonzalez
$5,000	Special Edition SOMOS Bracelet "IWAMA"- by wixárika artists from México 50% discount on SOMOS DNA kit Limited Edition SOMOS digital badge designed by Mexican Artist Javier Gonzalez Limited edition DNA Kit box designed by Javier Gonzalez with Olinalá traditional art (included when purchasing DNA kit)

$10,000	Special Edition SOMOS Bracelet "IWAMA"- by wixárika artists from México Free SOMOS DNA kit Limited Edition SOMOS digital badge designed by Mexican Artist Javier Gonzalez Limited edition DNA Kit box designed by Javier Gonzalez with Olinalá traditional art (when buying the kit) 1 Pair - Handcrafted Shoes made in Nahua region of Tepoztlán
$25,000	Special Edition SOMOS Bracelet "IWAMA"- by wixárika artists from México 1 Special Edition SOMOS T-Shirt - by Javier Gonzalez 1 Free SOMOS DNA kit Limited Edition SOMOS digital badge designed by Mexican Artist Javier Gonzalez Limited edition DNA Kit box designed by Javier Gonzalez with Olinalá traditional art 1 Pair - Handcrafted Shoes made in Nahua region of Tepoztlán
$50,000	2 Special Edition SOMOS Bracelet "IWAMA"- by wixárika artists from México 2 Special Edition SOMOS T-Shirt - by Javier Gonzalez 2 Free DNA Test Kit, with DNA Kit box designed by Javier Gonzalez SOMOS digital collectible NFT designed by Mexican Artist Javier Gonzalez (limited to 50 Tokens) 2 Pairs - Handcrafted Shoes made in Nahua region of Tepoztlán Meet the Founders in Riviera Maya, visit the Mayan ruins, Mayan Xibalba-Underworld Cenotes (flight and hotel not included)

$100,000	2 Special Edition SOMOS Bracelet "IWAMA"- by wixárika artists from México 2 Special Edition SOMOS T-Shirt - by Javier Gonzalez 2 Free DNA Test Kit, with DNA Kit box designed by Javier Gonzalez SOMOS digital collectible NFT designed by Mexican Artist Javier Gonzalez (limited to 50 Tokens) 2 Pairs - Handcrafted Shoes made in Nahua region of Tepoztlán Meet the Founders in Riviera Maya, visit Mayan ruins, Cenotes (flight and hotel not included) & Cooking masterclass with local chef

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering. |
| **How do I earn a return?** | We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here. |

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

SOMOS HEALTH, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[_________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Somos Health, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $20,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in

accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

> (ii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended)(the "**Exchange Act**"), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of this Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be San Francisco, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

SOMOS HEALTH, INC.

By:
Name: Federico von Son de Fernex
Title: Chief Executive Officer
Address: 5758 Geary Boulevard, 134, San Francisco, CA 94121
Email: Federico@somosancestria.com

INVESTOR:

By:
Name:

Exhibit A – *Nominee Rider and Waiver*

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by Somos Health, Inc. (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive –Officer of Somos Health, Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term"** the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**
                                                       Republic Investment Services LLC

By: By:
Name: Name: Youngro Lee, President
Date: Date:

COMPANY:
Somos Health, Inc.

By:
Name:
Date:

EXHIBIT D

Video Transcript

Video Transcript:

Hi my name is Federico von Son, and I am the CEO of SOMOS
Hi, my name is Christian Rodriguez and I am the CTO of SOMOS
Federico: As Latino Medical Doctors, we understand the impact of being underrepresented in scientific databases
Christian:
We account for less than 1% of clinical trials and less than 1.2% of genetic data available
Federico: which delays advances in drug discovery and precision medicine
Christian: This is why SOMOS is creating the first decentralized Pan American Biobank

Federico: join the Tested on Latino movement and let's make a change together

EXHIBIT E

Testing the Waters Communications



Company Name	SOMOS
Logo	
Headline	Crowdsourcing the Latino Genome to accelerate drug discovery
Slides	

Tags	Coming Soon, B2C, Fight Disease, Diverse Leaders, Crowd SAFE, Companies

Pitch text	## Summary

- Accelerating drug discovery for Latinos/Hispanics/ Native Americans
- Crowdsourcing the Latino GENOME
- Avoiding digital colonialism, decentralizing biological data using Bio NFTs
- 23&me for Latinos with social impact in Indigenous Communities
- Revenue of $226k+ in 18 months, 4,700+ paid users
- Focus on $3.4B DTC genetics market, expanding to the $63B+ pharma in LatAm
- Seasoned MDs with 5+ years in genomics and Latino markets

Problem

For decades, Latinos have been underrepresented

in drug discoveries and clinical research

Lack of data in the medical industry is critical and life-threatening to the Latino population. Most drugs haven't been proved to be effective on Latinos. The reason is that **<1.2%** of genetic data available for research comes from these populations; and we only represent **<1%** in clinical trials. There have been **zero** drugs discovered through Latino genetic information.

This is a massive problem, not only because it will cost **$50B** each year in health disparities alone in the USA, but also because it disproportionately increases health risks for **650M+** Latinos/Hispanics/Native Americans across the world.



*National Human Genome Research Institute, 2020

Solution

SOMOS is building the largest decentralized Pan-American biobank

We are building the **world's largest Pan-American biobank,** called "Familia", through unique datasets and ancestral DNA sequencing. Just during phase 1 in México, our biobank will create a genetic repository 100x larger than what's currently available for research.

By aggregating data from underrepresented groups, we're providing and identifying unique genetic markers that can:

- Improve clinical research in minorities
- Improve prediction capacity for disease risk scores and stratification
- Provide improved direct to consumer DNA services to Latinos
- Save billions of dollars in drug development

Data aggregation strategy


Consumer
Research
Therapeutics + Product
+800k
Latino
Customers
data
goals
+55k
Indigenous
Participants
Unique
Latino
markers
Health
data
+
Genetic
data
Data
driven
insights
Drug
discoveries
Unique
product
improvements
Tailored results to Latino populations
First comercial array with Latino markers

Using genetic data, pharmaceutical companies can save up to 15% of their cost per drug by improving target identification. Genetic data can make drug development twice as successful during early stages of the process.

Thanks to data generated in transparent collaborations with Indigenous Nations, state-of-the-art algorithms, and predictive models, deep regional ancestry analysis is now possible for Latinos using **SOMOS**.

Indigenous participants + Latino customers + bioinformatics = state of the art genetic associations.

Product

Deep Latino ancestry DNA test

To crowdsource the GENOME of LATINOS, we aim to generate millions of datasets. To achieve this goal, we've developed the best-resolution ancestry service for Latinos to gain critical mass.

SOMOS provides specific high ethnic resolution to Latino/Hispanic/Native American customers, improving on commercially available services like 23&me and Ancestry. Users can identify their Mayan, Nahua, and Huichol ancestry, among other regions and ethnic groups. We use microarray technology to genotype millions of genetic markers—allowing us to give users a deeper insight into their genetic heritage, as well as an opportunity to participate in **decentralized research**.

We will personalize this technology with genetic markers identified within our biobank, creating an array for the Latino population—which translates into new and improved genetic services.

Developing new features for our subscription model

For our health scientific insights, we have entered a long-term partnership with Predictive Care (featured on Republic).



As we scale our research capacity and identify new genetic markers unique to the Native American/Latino ancestry composition, we will update our platform and reports with these new insights.



For end users, the product is similar to the experience of existing DNA ancestry service providers like 23andMe—except they are given **rich, region-specific data about where their ancestors came from within Latin America.**

We have two products currently in the market:

1. **Raw data re-analysis service***
2. **Full DNA test kit**

*For users of 23andMe, AncestryDNA, My Heritage, LivingDNA, FamilyTreeDNA who want a re-analysis of their data with a specific focus on their Latin American ancestry.

Your DNA, your data = our people, our mission

We truly believe that data decentralization helps us maintain an honest and transparent relationship with SOMOS participants and users.

SOMOS has partnered with **Genobank.io** (featured on Republic) to implement the **SOMOS DNA Wallet**, which uses blockchain technology to allow full ownership and governance for each customer/participant over their genetic and health data.

Traction

4,700+ users since soft launch

SOMOS soft-launched in the US in September 2020. We have seen unprecedented reach and conversion due to the importance of our project and community interest in mapping Latin American/Hispanic/Native American ancestry.

We now have **4,700+ paid users** and **revenue of $226K+**



4,700+ users

226k+ revenue

18 months after soft launch

*Paid users and revenue stats as of Feb. 2022








10 Indigenous regions	3 ancestry algorithms	Proprietary app and web platform	Blockchain DNA Wallet implementation	$400k research grants	Winners LTX fest prize $10k

—

Community & corporate partners
























—

Medical & research partners









Customers

650M+ Latinos don't have safe, reliable access to medications

SOMOS' end goal is to develop and create new medications empowered through unique decentralized datasets and analytics generated from our customers' DNA ancestry tests.

There are +650M people who identify as Latino across the globe. Just within the US, Latinos represent up to **18.5%** of the total population, or **62M+** people. Mexican Americans rank as the largest Hispanic subgroup in the US (**62%** of Hispanic population or **38M+**). During phase 1, we will focus on participants with Mexican heritage to offer them a rapid, scalable, and improved platform by representing the 70 Indigenous Nations in Mexico through our Familia biobank.

—

Hundreds of REAL stories







—

Real customer satisfaction



Joseph Forward

Hi,

Thank you for contacting me. I just saw my updated results. By the way, I'm very happy for all your work, Dr.! I've seen your interviews on YouTube, and you're expanding representation in DNA testing in ways that Ancestry DNA and 23andMe should have done years ago.

All the best,

Jaime Forward

Federico,

Thank you for your prompt response and I was fascinated by the results. I am curious that my maternal grandfather's genealogical history is from Villa Santiago/Cadereyta Jimenez, Nuevo León and my maternal grandmother's genealogical history is from Tepezala, Aguascalientes and

Michael Forward

I know many people in the USA would like to know about any ties to tribes near to where they now live or where their ancestors lived.

JA

Joseph A Forward

expanding representation in DNA testing in ways that Ancestry DNA and 23andMe should have done years ago.

—

Influencers and opinion leaders

















Ahora es turno de
@FACUFACUNDO
#TODOSTENEMOSUNAHISTORIA

neverloveafilmmaker
Tarahumara 1.86%
Nahua 4.70%
Asiático 1.44%
Mixteca 3.79%
Huichol 5.44%
Maya 2.82%
Amazónico 0.82%
Europeo 64.93%
Africano 8.11%
#somosmestizos
@cerveza.victoria
@somosancestria

faisimito
HECHO
@somosancestria @byvek

rayot
MÉXICO
ES
CHINGÓ
#SOMOSMESTIZOS
@CERVEZA.VICTORIA
@SOMOSANCESTRIA

BIENVENIDOS!
¡A SOMOS!
@TRIANALION
@FERNANDOLOZU

#somosmestizos
@cerveza.victoria
@somosancestria

chilero_david
@somosancestria
Ahora es turno de
@CHILERO_DAVID
#TODOSTENEMOSUNAHISTORIA

Ahora es turno de
@LOSTENELGABACHO
www.somosancestria.com
#TODOSTENEMOSUNAHISTORIA

—

Reddit users compare SOMOS to 23&me


BETA RESULTS
[redacted]
100%
East Asian & Native American 41.4%
Native American 38.0%
Chinese & Southeast Asian 0.1%
Broadly Chinese & Southeast Asian 0.1%
Broadly East Asian & 3.3%
Guatemala
Honduras
Nicaragua
Costa Rica
Panama
Map data ©2019 Google, INEGI Terms of Use
América 43.40%
Amazon 6.12%
Andes 3.17%
Maya 9.60%
Nahua 14.55%
Pimas 1.35%
Zapotec 8.61%

Tell me more about that othet service. It seems that it tests for them Native nations of the Americas.

My first time seeing Somos Ancestria - gotta tell my family about this (Mexican), thanks for positing!

—

Reddit users compare SOMOS to ancestryDNA


América 31.03%
Amazon 1.53%
Andes 0.00%
Maya 0.00%
Pimas 0.27%
Zapotec 2.03%
Huichol New 2.92%
Mixteca New 9.87%
Nahua - Otomi New 12.84%
Tarahumara New 1.57%
Triqui New 0.00%
Ethnicity Estimate
Eastern Europe & Russia 52%
Czech Republic, Slovakia, Poland & Lithuania
Pomerania
Indigenous Americas—Mexico 31%
Central & Southern Mexico
Guerrero, Morelos, Veracruz, Oaxaca & Tabasco
Spain 10%
Baltics 4%
Sweden 2%
Indigenous Americas—Yucatan Peninsula 1%

Since I wanted to get a bit of a more precise breakdown of my indigenous ancestry, I uploaded my AncestryDNA results to Somos Ancestria. It's a Mexican company specializing in breaking down indigenous American DNA estimates.

I've never seen results like these with Indigenous results and breakdown. Very cool, thank you for sharing. Anything surprise you about the results?

Damn! I had NO IDEA you could get native ancestry that narrowed down in México, seems like an incredibly handy tool tbh, thanks for sharing, I hope it helps me out a bit.

Business Model

3 distinct revenue streams to ensure market mobility

SOMOS has three early revenue streams:

1. **Raw data re-analysis services ($39)**
2. **DNA test kits ($149-199)**
3. **Subscription for Premium features ($96)***

Our long-term plan is to enter into drug development by increasing our data analytics capacity through the decentralized genetic and health data we are generating.

Data aggregation and analysis
short
medium
long
DNA Kit
DTC genomics
Subscription, Marketplace, licensing
Drug development

*Subscription model under development









Jessica
Karitiana 12%
Aymara 5%
Maya 8%
Nahua 1.2%
Historically, Nahuas and Otomies have cohabitated the same region since pre-colonial times. This geographical closeness can also be seen in their genetic similarities amongst both groups.
Learn more
SOMOS
Health Traits
Food & Nutrition
Physical Traits
Athletic Endurance
Protein Intake
Protein Intake
Protein Intake
Protein Intake
Ancestry + traits
$39 USD $149 USD
Ancestry + health
$99 USD $199 USD

Drug discovery

Pharmaceutical companies need to integrate Latinos' genetic data insights to improve drug discovery process for these populations.
They also need to improve their targeted reach to Latino customers as well as

insights for directed marketing strategies & clinical trial recruitment—and SOMOS will provide the insights and platform to do it.

Market

1 drug alone is a $27B+ opportunity

SOMOS aims big. **The total pharma market is $1.5T worldwide.** Latinos represent 20% of the total US pharma sales, which contributes with more than **$23bn**. When we sequence genetic information for one disease alone (Non-alcoholic liver disease), SOMOS would still have a **$27B+ market opportunity.**

The ancestry market will be our initial revenue driver.


Latino diaspora
650M+
Latinos in US
62M+
100M+ users in US
ancestry genetic test
18M+
Latinos ancestry testing
Total addressable market
2.6 billion

Placing the disease addressable market aside, **Latinos represent the fastest growing economy in the US, and 8th worldwide.**
Our product appeals to a **$63B+ Total Pharma market in Latin America,** which further ensures market stickiness.

According to MIT and the current Latino population just in the US, we could expect **18M Latinos** taking a DNA ancestry test within the next 2 years. We plan to acquire **5% of this market.**

Our initial goal: **+500K** Latinos on our platform by year 5, to accelerate research.



+200k users by year 3
2 years to break even
50M total revenue by year 5

Competition

SOMOS, the genetic test that focuses on Latinos

SOMOS is the genetic test that provides information from populations throughout Latin America. Our partnerships with Indigenous Nations, combined with the growing number of samples in our biobank, allows us to provide a wealth of information that can be used for pharmaceutical discoveries— currently unmatched by any on the market.



Improved resolution

vs competitors

	PRICE	LATINO RESOLUTION	DECENTRALIZED	SOCIAL IMPACT	LATINO BIOBANK
SOMOS	39-99/199	✓	✓	✓	✓
23ANDME	99-199	✗	✗	✗	✗
MYHERITAGE	99-129	✗	✗	✗	✗
ANCESTRY	129	✗	✗	✗	✗
COLOR	120	✗	✗	✗	✗
INVITAE	199-999	✗	✗	✗	✗

Vision And Strategy

Aiming to develop tailored medicines and change the future of health

SOMOS has multiple areas of growth we are currently pursuing. As a new company, our most important focus is to satisfy our Latino community needs by scaling our revenue model and establishing our product's necessity.

We plan to become the largest decentralized Indigenous data biobank. We will use this advantage to develop tailored services and medicines for Latinos/Hispanics and Native Americans—while also making a positive impact on a community level.


Phase 1
7k samples
70 groups
Mexico
Phase 2
21k samples
4 countries
Latin America
Phase 3
27k samples
Rest of
continent

We walk the walk

We source data by establishing deep partnerships with Indigenous communities, involving the collection of DNA and genetic data to populate the

Latin American genome. We are modeling an incentive alignment strategy that includes short, medium, and long-term benefits according to the needs of each community = **social impact.**

SOMOS is building bridges. We will launch the first Indigenous **NFT art gallery** to help our communities participate in the digital economy.

—



CEO visiting Mixtec community in Mexico

—



Discussing water needs and incentive program with Raramuri governors, Chihuahua Mexico

Funding

Bootstrapped to date

We are now raising **to support reaching $2.5M+ in revenue, 50K+ users, and 7K blood samples collected in our biobank.**

This investment will prove crucial in SOMOS's ability to maneuver into larger and more competitive markets.



24 month *seed investment before series A*

+50,000 *users on our platform*

+2.9 MUSD *in revenue* (total revenue after year 3)

7,000 *Indigenous Nations blood samples*

3.5M
USD

6% Intermediary Fees

8% Product

38% Infrastructure /Hiring

28% R&D

20% Sales & Marketing

Prior to our Republic campaign, we received investments from Hockey Stick Investments and were the winners of LTX Fest Pitch Competition 2020.

—

Accelerators

MassChallenge & AccelHUB Bridge to Boston
2019 alumni and winners

Manos Accelerator by Google Launchpad
2020 alumni

Founders

Seasoned MDs that turned a 12-year friendship into a shared mission

Founders Christian and Federico share a vision: leveraging technology and socially responsible strategies to improve and impact the health sector in Latin

America. They met in medical school in 2009, both having come from a family of physicians. They first collaborated on a previous startup, Mi ADN—a genetics DTC leader in México that certified +500 health professionals in LatAm to implement genetics into their clinical practice.

Together the team leans on their passion to see change in healthcare by creating the foundations for research via the **SOMOS Familia Biobank**. While our ancestry service provides insight and increases curiosity we seek to educate and mobilize the Latino community to join us on our mission to increase representation and eradicate health disparities by crowdsourcing the **Latino Genome.**



Federico von Son de Fernex, MD

Federico graduated with honors from top a 10 Med School in Mexico, +5 years DTC Genetics leader in Mexico, certified and trained 500+ healthcare professional for applying genetics in their clinical practice. Management of $5.4M+ in government grants and contracts for R&D and Healthcare services.

- MassChallenge & AccelHUB Bridge to Boston Alumni 2019
- Manos by Google Launchpad Accelerator Program 2020
- Winner LTX fest 2020
- Voces de la comunidad LTXQuest 2021
- Featured on Latinx Business Success 2021
- L´Attitude 2021panel and showcase

Christian Rodriguez, MD

Christian is a MD, Data Scientist (in training) and entrepreneur who loves to help, to learn, and to explore. He is passionate about technology as a powerful tool for helping and creating. For the last 5 years, he has worked on democratizing biobanking and precision medicine for Latin America with collaborative science. Christian is Co-Founder & CTO at SOMOS, where he leads Tech Integration & Innovation, Business Intelligence, and Kaizen for Health and Growth Hacking.

- 2020 to date: CTO &Co Founder @SOMOS
- 2016–2019: CIO @ Mi ADN Mexico IT,Sales, Community, Product Dev, UX
- 2018–2019: CTO@ Co Founder @ KPMD (Smart Stethoscope with universal EHR)
- 2019: Winner at Bridge to Boston by MassChallenge and AccelHUB

Team

Federico von Son	CEO & Co-Founder	MD, 2 times granted by the Mexican government for R&D. Managed +5.4 MUSD in contracts and grants for the health sector in Mexico. Scientific advisor Meidam (Dubai), Sacdam (Switzerland), AAAM (USA), ISIENA (Mexico)	
Christian Rodriguez MD	Co-Founder & CTO	MD and Data Scientist. 2x Singularity University Finalist, and MassChallenge- Accel Hub Bridge to Boston winner 2019	

Daniel Uribe	Advisor	Co Founder & CEO Genobank.io (Ex republic), Engineer, MBA, Investor, Serial Entrepreneur expert in Data Privacy , Blockchain, Cybersecurity and Genomics BioNFTs | Blockchain | Genomics | Data Privacy | GDPR |ERC721 | ERC1155 |
Margarita Sordo MSc, PhD, FAMIA	Advisor	Steering Committee Member - Global Partnership on Artificial Intelligence (GPAI), Organization for Economic Co-operation and Development (OECD). MGH Senior Bioinformatics Research Scientist, Instructor of Medicine, Harvard Medicine School
José Morey MD, PhD	Advisor	Eisenhower Fellow | CEO | Founder | CMO | CIO | NED | Medical | Artificial Intelligence | Technology | Innovation | Author | Speaker | Mentor
Javier Marin	Advisor	Founder: TudnFanshop, El Planeta, El Tiempo Latino

Daniel Pomp	Advisor, Angel Investor	
Jesse Martinez	Advisor	Startup advisor+investor; 4X Founder
Julián Ríos Cantú	Advisor	Building the radiology infrastructure of the world. CEO & Founder of Eva I Y Combinator S18 I Thiel Fellow I Cannes Lions Recipient I Peer-reviewed published researcher
Michael Zeller	Advisor	Founder of Symposia: A Mastermind for the Successful Expert Started 16 businesses across 6 industries [$100+ million in sales] Mentor & Coach to 800+ Top Entrepreneurs from 7 different countries
Sajung Yun	Advisor	CEO at Predictiv / Adjunct professor at Johns Hopkins University

Karol Estrada	Advisor	15+ years of experience in human genetics with a focus on discovering, validation, and improving drug targets. 90+ peer publications for gene discovery, complex human traits and diseases

Perks

$500	Special Edition SOMOS Bracelet "IWAMA"- by wixárika artists from México
$1,000	Special Edition SOMOS Bracelet "IWAMA"- by wixárika artists from México 50% discount in SOMOS DNA kit Special SOMOS digital badge designed by Mexican Artist Javier Gonzalez
$5,000	Special Edition SOMOS Bracelet "IWAMA"- by wixárika artists from México 50% discount on SOMOS DNA kit Limited Edition SOMOS digital badge designed by Mexican Artist Javier Gonzalez Limited edition DNA Kit box designed by Javier Gonzalez with Olinalá traditional art (included when purchasing DNA kit)

$10,000	Special Edition SOMOS Bracelet "IWAMA"- by wixárika artists from México Free SOMOS DNA kit Limited Edition SOMOS digital badge designed by Mexican Artist Javier Gonzalez Limited edition DNA Kit box designed by Javier Gonzalez with Olinalá traditional art (when buying the kit) 1 Pair - Handcrafted Shoes made in Nahua region of Tepoztlán
$25,000	Special Edition SOMOS Bracelet "IWAMA"- by wixárika artists from México 1 Special Edition SOMOS T-Shirt - by Javier Gonzalez 1 Free SOMOS DNA kit Limited Edition SOMOS digital badge designed by Mexican Artist Javier Gonzalez Limited edition DNA Kit box designed by Javier Gonzalez with Olinalá traditional art 1 Pair - Handcrafted Shoes made in Nahua region of Tepoztlán
$50,000	2 Special Edition SOMOS Bracelet "IWAMA"- by wixárika artists from México 2 Special Edition SOMOS T-Shirt - by Javier Gonzalez 2 Free DNA Test Kit, with DNA Kit box designed by Javier Gonzalez SOMOS digital collectible NFT designed by Mexican Artist Javier Gonzalez (limited to 50 Tokens) 2 Pairs - Handcrafted Shoes made in Nahua region of Tepoztlán Meet the Founders in Riviera Maya, visit the Mayan ruins, Mayan Xibalba-Underworld Cenotes (flight and hotel not included)

$100,000	2 Special Edition SOMOS Bracelet "IWAMA"- by wixárika artists from México 2 Special Edition SOMOS T-Shirt - by Javier Gonzalez 2 Free DNA Test Kit, with DNA Kit box designed by Javier Gonzalez SOMOS digital collectible NFT designed by Mexican Artist Javier Gonzalez (limited to 50 Tokens) 2 Pairs - Handcrafted Shoes made in Nahua region of Tepoztlán Meet the Founders in Riviera Maya, visit Mayan ruins, Cenotes (flight and hotel not included) & Cooking masterclass with local chef

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.



Company Name	SOMOS
Logo	
Headline	Crowdsourcing the Latino Genome to accelerate drug discovery
Slides	

Tags	Coming Soon, B2C, Fight Disease, Diverse Leaders, Crowd SAFE, Companies

Pitch text	## Summary

- Accelerating drug discovery for Latinos/Hispanics/ Native Americans
- Crowdsourcing the Latino GENOME
- Avoiding digital colonialism, decentralizing biological data using Bio NFTs
- 23&me for Latinos with social impact in Indigenous Communities
- Revenue of $226k+ in 18 months, 4,700+ paid users
- Focus on $3.4B DTC genetics market, expanding to the $63B+ pharma in LatAm
- Seasoned MDs with 5+ years in genomics and Latino markets

Problem

For decades, Latinos have been underrepresented

in drug discoveries and clinical research

Lack of data in the medical industry is critical and life-threatening to the Latino population. Most drugs haven't been proved to be effective on Latinos. The reason is that **<1.2%** of genetic data available for research comes from these populations; and we only represent **<1%** in clinical trials. There have been **zero** drugs discovered through Latino genetic information.

This is a massive problem, not only because it will cost **$50B** each year in health disparities alone in the USA, but also because it disproportionately increases health risks for **650M+** Latinos/Hispanics/Native Americans across the world.



*National Human Genome Research Institute, 2020

Solution

SOMOS is building the largest decentralized Pan-American biobank

We are building the **world's largest Pan-American biobank,** called "Familia", through unique datasets and ancestral DNA sequencing. Just during phase 1 in México, our biobank will create a genetic repository 100x larger than what's currently available for research.

By aggregating data from underrepresented groups, we're providing and identifying unique genetic markers that can:

- Improve clinical research in minorities
- Improve prediction capacity for disease risk scores and stratification
- Provide improved direct to consumer DNA services to Latinos
- Save billions of dollars in drug development

Data aggregation strategy


Consumer
Research
Therapeutics + Product
+800k
Latino
Customers
data
goals
+55k
Indigenous
Participants
Unique
Latino
markers
Health
data
+
Genetic
data
Data
driven
insights
Drug
discoveries
Unique
product
improvements
Tailored results to Latino populations
First comercial array with Latino markers

Using genetic data, pharmaceutical companies can save up to 15% of their cost per drug by improving target identification. Genetic data can make drug development twice as successful during early stages of the process.

Thanks to data generated in transparent collaborations with Indigenous Nations, state-of-the-art algorithms, and predictive models, deep regional ancestry analysis is now possible for Latinos using **SOMOS**.

Indigenous participants + Latino customers + bioinformatics = state of the art genetic associations.

Product

Deep Latino ancestry DNA test

To crowdsource the GENOME of LATINOS, we aim to generate millions of datasets. To achieve this goal, we've developed the best-resolution ancestry service for Latinos to gain critical mass.

SOMOS provides specific high ethnic resolution to Latino/Hispanic/Native American customers, improving on commercially available services like 23&me and Ancestry. Users can identify their Mayan, Nahua, and Huichol ancestry, among other regions and ethnic groups. We use microarray technology to genotype millions of genetic markers—allowing us to give users a deeper insight into their genetic heritage, as well as an opportunity to participate in **decentralized research**.

We will personalize this technology with genetic markers identified within our biobank, creating an array for the Latino population—which translates into new and improved genetic services.

Developing new features for our subscription model

For our health scientific insights, we have entered a long-term partnership with Predictive Care (featured on Republic).


Health risk scores
Special traits
Nutrition
Wellness
Pharmaco-genetics
Relative search
Family tree
Historic figure match
Genetic Counseling

As we scale our research capacity and identify new genetic markers unique to the Native American/Latino ancestry composition, we will update our platform and reports with these new insights.


SOMOS
DISCOVER YOUR PAST. UNLOCK THE FUTURE
Welcome
SOMOS
Jessica
Karitiana 12%
Aymara 5%
Maya 8%
Nahua 1.2%
Historically, Nahuas and Otomies have cohabitated the same region since pre-colonial times. This geographical closeness can also be seen in their genetic similarities amongst both groups.
Learn more

For end users, the product is similar to the experience of existing DNA ancestry service providers like 23andMe—except they are given **rich, region-specific data about where their ancestors came from within Latin America.**

We have two products currently in the market:

1. **Raw data re-analysis service***
2. **Full DNA test kit**

*For users of 23andMe, AncestryDNA, My Heritage, LivingDNA, FamilyTreeDNA who want a re-analysis of their data with a specific focus on their Latin American ancestry.

Your DNA, your data = our people, our mission

We truly believe that data decentralization helps us maintain an honest and transparent relationship with SOMOS participants and users.

SOMOS has partnered with **Genobank.io** (featured on Republic) to implement the **SOMOS DNA Wallet**, which uses blockchain technology to allow full ownership and governance for each customer/participant over their genetic and health data.

Traction

4,700+ users since soft launch

SOMOS soft-launched in the US in September 2020. We have seen unprecedented reach and conversion due to the importance of our project and community interest in mapping Latin American/Hispanic/Native American ancestry.

We now have **4,700+ paid users** and **revenue of $226K+**



4,700+ users

226k+ revenue

18 months after soft launch

*Paid users and revenue stats as of Feb. 2022








10 Indigenous regions	3 ancestry algorithms	Proprietary app and web platform	Blockchain DNA Wallet implementation	$400k research grants	Winners LTX fest prize $10k

—

Community & corporate partners
























—

Medical & research partners







Customers

650M+ Latinos don't have safe, reliable access to medications

SOMOS' end goal is to develop and create new medications empowered through unique decentralized datasets and analytics generated from our customers' DNA ancestry tests.

There are +650M people who identify as Latino across the globe. Just within the US, Latinos represent up to **18.5%** of the total population, or **62M+** people. Mexican Americans rank as the largest Hispanic subgroup in the US (**62%** of Hispanic population or **38M+**). During phase 1, we will focus on participants with Mexican heritage to offer them a rapid, scalable, and improved platform by representing the 70 Indigenous Nations in Mexico through our Familia biobank.

—

Hundreds of REAL stories


Adrienne Rodriguez · 4h
Thank you @SomosAncestria for my report! We had my mom, my dad, and brother do his too! Love that we can honor our indigenous ancestors! #decolonize
Huichol New 2.49%
Tarahumara New 2.13%
Andes 1.71%
Zapotec 1.05%


OG @OrlandoGomez_OG · 07/02/21
Replying to @mrbigbrowndad and @SomosAncestria
That's dope. 23andMe just told me 'Native American - Mexico'. Would love a breakdown like this
Wixarika (Huichol), Mexico
Zapoteco, Mexico
Mixteco, Mexico
Triqui, Mexico
Nahua Central - Otomí, Mexico
Maya, Mexico
Amazonas: Karitiana & Surui, Brazil


Gisela @giselamke · 13/03/21
I got my @SomosAncestria results today and I found out that my indigenous ancestors are Nahua - Otomi. of joy! I feel so connected to mi gente .
SAN LUIS POTOSI
GUANAJUATO
HIDALGO
MICHOACÁN
Mexico City

—

Real customer satisfaction

Joseph Forward

Hi,

Thank you for contacting me. I just saw my updated results. By the way, I'm very happy for all your work, Dr.! I've seen your interviews on YouTube, and you're expanding representation in DNA testing in ways that Ancestry DNA and 23andMe should have done years ago.

All the best,

Jaime Forward

Federico,

Thank you for your prompt response and I was fascinated by the results. I am curious that my maternal grandfather's genealogical history is from Villa Santiago/Cadereyta Jimenez, Nuevo León and my maternal grandmother's genealogical history is from Tepezala, Aguascalientes and

Michael Forward

I know many people in the USA would like to know about any ties to tribes near to where they now live or where their ancestors lived.



JA

Joseph A Forward

expanding representation in DNA testing in ways that Ancestry DNA and 23andMe should have done years ago.

—

Influencers and opinion leaders

















Ahora es turno de
@FACUFACUNDO
#TODOSTENEMOSUNAHISTORIA

neverloveafilmmaker
Tarahumara 1.86%
Nahua 4.70%
Asiático 1.44%
Mixteca 3.79%
Huichol 5.44%
Maya 2.82%
Amazónico 0.82%
Europeo 64.93%
Africano 8.11%
#somosmestizos
@cerveza.victoria
@somosancestria

faisinito
HECHO
@somosancestria @byvek

rayot
MÉXICO
ES
CHINGÓ
#SOMOSMESTIZOS
@CERVEZA.VICTORIA
@SOMOSANCESTRIA

BIENVENIDOS!
¡A SOMOS!
@TRIANALION
@FERNANDOLOZU

#somosmestizos
@cerveza.victoria
@somosancestria

chilero_david
@somosancestria
Ahora es turno de
@CHILERO_DAVID
#TODOSTENEMOSUNAHISTORIA

Ahora es turno de
@LOSTENELGABACHO
www.somosancestria.com
#TODOSTENEMOSUNAHISTORIA

—

Reddit users compare SOMOS to 23&me


EXIT
BETA RESULTS
[redacted] 100%
East Asian & Native American 41.4%
Native American 38.0%
Chinese & Southeast Asian 0.1%
Broadly Chinese & Southeast Asian 0.1%
Broadly East Asian & 3.3%
Guatemala
Honduras
Nicaragua
Costa Rica
Map data ©2019 Google, INEGI
Terms of Use
América 43.40%
Amazon 6.12%
Andes 3.17%
Maya 9.60%
Nahua 14.55%
Pimas 1.35%
Zapotec 8.61%

Tell me more about that othet service. It seems that it tests for them Native nations of the Americas.

My first time seeing Somos Ancestria - gotta tell my family about this (Mexican), thanks for positing!

—

Reddit users compare SOMOS to ancestryDNA


América 31.03%
Amazon 1.53%
Andes 0.00%
Maya 0.00%
Pimas 0.27%
Zapotec 2.03%
Huichol New 2.92%
Mixteca New 9.87%
Nahua - Otomi New 12.84%
Tarahumara New 1.57%
Triqui New 0.00%
Ethnicity Estimate
Eastern Europe & Russia 52%
Czech Republic, Slovakia, Poland & Lithuania
Pomerania
Indigenous Americas—Mexico 31%
Central & Southern Mexico
Guerrero, Morelos, Veracruz, Oaxaca & Tabasco
Spain 10%
Baltics 4%
Sweden 2%
Indigenous Americas—Yucatan Peninsula 1%

Since I wanted to get a bit of a more precise breakdown of my indigenous ancestry, I uploaded my AncestryDNA results to Somos Ancestria. It's a Mexican company specializing in breaking down indigenous American DNA estimates.

I've never seen results like these with Indigenous results and breakdown. Very cool, thank you for sharing. Anything surprise you about the results?

Damn! I had NO IDEA you could get native ancestry that narrowed down in México, seems like an incredibly handy tool tbh, thanks for sharing, I hope it helps me out a bit.

Business Model

3 distinct revenue streams to ensure market mobility

SOMOS has three early revenue streams:

1. **Raw data re-analysis services ($39)**
2. **DNA test kits ($149-199)**
3. **Subscription for Premium features ($96)***

Our long-term plan is to enter into drug development by increasing our data analytics capacity through the decentralized genetic and health data we are generating.

Data aggregation and analysis
short
medium
long
DNA Kit
DTC genomics
Subscription,
Marketplace,
licensing
Drug
development

*Subscription model under development





Jessica
Karitiana 12%
Aymara 5%
Maya 8%
Nahua 1.2%
Historically, Nahuas and Otomies have cohabitated the same region since pre-colonial times. This geographical closeness can also be seen in their genetic similarities amongst both groups.
Learn more
SOMOS
Health Traits
Food & Nutrition
Physical Traits
Athletic Endurance
Protein Intake
Protein Intake
Protein Intake
Protein Intake
Ancestry + traits
$39 USD $149 USD
Ancestry + health
$99 USD $199 USD





Drug discovery

Pharmaceutical companies need to integrate Latinos' genetic data insights to improve drug discovery process for these populations.

They also need to improve their targeted reach to Latino customers as well as

insights for directed marketing strategies & clinical trial recruitment—and SOMOS will provide the insights and platform to do it.

Market

1 drug alone is a $27B+ opportunity

SOMOS aims big. **The total pharma market is $1.5T worldwide.** Latinos represent 20% of the total US pharma sales, which contributes with more than **$23bn**. When we sequence genetic information for one disease alone (Non-alcoholic liver disease), SOMOS would still have a **$27B+ market opportunity.**

The ancestry market will be our initial revenue driver.


Latino diaspora
650M+
Latinos in US
62M+
100M+ users in US
ancestry genetic test
18M+
Latinos ancestry testing
Total addressable market
2.6 billion

Placing the disease addressable market aside, **Latinos represent the fastest growing economy in the US, and 8th worldwide.**
Our product appeals to a **$63B+ Total Pharma market in Latin America,** which further ensures market stickiness.

According to MIT and the current Latino population just in the US, we could expect **18M Latinos** taking a DNA ancestry test within the next 2 years. We plan to acquire **5% of this market.**

Our initial goal: **+500K** Latinos on our platform by year 5, to accelerate research.



+200k users by year 3
2 years to break even
50M total revenue by year 5

Competition

SOMOS, the genetic test that focuses on Latinos

SOMOS is the genetic test that provides information from populations throughout Latin America. Our partnerships with Indigenous Nations, combined with the growing number of samples in our biobank, allows us to provide a wealth of information that can be used for pharmaceutical discoveries— currently unmatched by any on the market.



	PRICE	LATINO RESOLUTION	DECENTRALIZED	SOCIAL IMPACT	LATINO BIOBANK
SOMOS	39-99/199	✓	✓	✓	✓
23ANDME	99-199	✗	✗	✗	✗
MYHERITAGE	99-129	✗	✗	✗	✗
ANCESTRY	129	✗	✗	✗	✗
COLOR	120	✗	✗	✗	✗
INVITAE	199-999	✗	✗	✗	✗

Vision And Strategy

Aiming to develop tailored medicines and change the future of health

SOMOS has multiple areas of growth we are currently pursuing. As a new company, our most important focus is to satisfy our Latino community needs by scaling our revenue model and establishing our product's necessity.

We plan to become the largest decentralized Indigenous data biobank. We will use this advantage to develop tailored services and medicines for Latinos/Hispanics and Native Americans—while also making a positive impact on a community level.


Phase 1
7k samples
70 groups
Mexico
Phase 2
21k samples
4 countries
Latin America
Phase 3
27k samples
Rest of
continent

We walk the walk

We source data by establishing deep partnerships with Indigenous communities, involving the collection of DNA and genetic data to populate the

Latin American genome. We are modeling an incentive alignment strategy that includes short, medium, and long-term benefits according to the needs of each community = **social impact.**

SOMOS is building bridges. We will launch the first Indigenous **NFT art gallery** to help our communities participate in the digital economy.

—



CEO visiting Mixtec community in Mexico

—



Discussing water needs and incentive program with Raramuri governors, Chihuahua Mexico

Funding

Bootstrapped to date

We are now raising **to support reaching $2.5M+ in revenue, 50K+ users, and 7K blood samples collected in our biobank.**

This investment will prove crucial in SOMOS's ability to maneuver into larger and more competitive markets.



24 month *seed investment before series A*
+50,000 *users on our platform*
+2.9 MUSD *in revenue* (total revenue after year 3)
7,000 *Indigenous Nations blood samples*

3.5M
USD

6% Intermediary Fees
8% Product
38% Infrastructure /Hiring
28% R&D
20% Sales & Marketing

Prior to our Republic campaign, we received investments from Hockey Stick Investments and were the winners of LTX Fest Pitch Competition 2020.

—

Accelerators

MassChallenge & AccelHUB Bridge to Boston
2019 alumni and winners

Manos Accelerator by Google Launchpad
2020 alumni

Founders

Seasoned MDs that turned a 12-year friendship into a shared mission

Founders Christian and Federico share a vision: leveraging technology and socially responsible strategies to improve and impact the health sector in Latin

America. They met in medical school in 2009, both having come from a family of physicians. They first collaborated on a previous startup, Mi ADN—a genetics DTC leader in México that certified +500 health professionals in LatAm to implement genetics into their clinical practice.

Together the team leans on their passion to see change in healthcare by creating the foundations for research via the **SOMOS Familia Biobank**. While our ancestry service provides insight and increases curiosity we seek to educate and mobilize the Latino community to join us on our mission to increase representation and eradicate health disparities by crowdsourcing the **Latino Genome.**



Federico von Son de Fernex, MD

Federico graduated with honors from top a 10 Med School in Mexico, +5 years DTC Genetics leader in Mexico, certified and trained 500+ healthcare professional for applying genetics in their clinical practice. Management of $5.4M+ in government grants and contracts for R&D and Healthcare services.

- MassChallenge & AccelHUB Bridge to Boston Alumni 2019
- Manos by Google Launchpad Accelerator Program 2020
- Winner LTX fest 2020
- Voces de la comunidad LTXQuest 2021
- Featured on Latinx Business Success 2021
- L´Attitude 2021panel and showcase

Christian Rodriguez, MD

Christian is a MD, Data Scientist (in training) and entrepreneur who loves to help, to learn, and to explore. He is passionate about technology as a powerful tool for helping and creating. For the last 5 years, he has worked on democratizing biobanking and precision medicine for Latin America with collaborative science. Christian is Co-Founder & CTO at SOMOS, where he leads Tech Integration & Innovation, Business Intelligence, and Kaizen for Health and Growth Hacking.

- 2020 to date: CTO &Co Founder @SOMOS
- 2016–2019: CIO @ Mi ADN Mexico IT,Sales, Community, Product Dev, UX
- 2018–2019: CTO@ Co Founder @ KPMD (Smart Stethoscope with universal EHR)
- 2019: Winner at Bridge to Boston by MassChallenge and AccelHUB

Team

Brian J. Esposito	Chief of Strategy	Founder & President of Esposito Intellectual Enterprises, LLC (EIE) www.eie.rocks. EIE ultimately became a holding company for over 20 years of work, business startups, and investments.
Federico von Son	CEO & Co-Founder	MD, 2 times granted by the Mexican government for R&D. Managed +5.4 MUSD in contracts and grants for the health sector in Mexico. Scientific advisor Meidam (Dubai), Sacdam (Switzerland), AAAM (USA), ISIENA (Mexico)

Christian Rodriguez MD	Co-Founder & CTO	MD and Data Scientist. 2x Singularity University Finalist, and MassChallenge- Accel Hub Bridge to Boston winner 2019
Daniel Uribe	Advisor	Co Founder & CEO Genobank.io (Ex republic), Engineer, MBA, Investor, Serial Entrepreneur expert in Data Privacy , Blockchain, Cybersecurity and Genomics BioNFTs	Blockchain	Genomics	Data Privacy	GDPR |ERC721	ERC1155	
Margarita Sordo MSc, PhD, FAMIA	Advisor	Steering Committee Member - Global Partnership on Artificial Intelligence (GPAI), Organization for Economic Co-operation and Development (OECD). MGH Senior Bioinformatics Research Scientist, Instructor of Medicine, Harvard Medicine School

José Morey MD, PhD	Advisor	Eisenhower Fellow | CEO | Founder | CMO | CIO | NED | Medical | Artificial Intelligence | Technology | Innovation | Author | Speaker | Mentor
Javier Marin	Advisor	Founder: TudnFanshop, El Planeta, El Tiempo Latino
Daniel Pomp	Advisor, Angel Investor	
Jesse Martinez	Advisor	Startup advisor+investor; 4X Founder
Julián Ríos Cantú	Advisor	Building the radiology infrastructure of the world. CEO & Founder of Eva I Y Combinator S18 I Thiel Fellow I Cannes Lions Recipient I Peer-reviewed published researcher
Michael Zeller	Advisor	Founder of Symposia: A Mastermind for the Successful Expert Started 16 businesses across 6 industries [$100+ million in sales] Mentor & Coach to 800+ Top Entrepreneurs from 7 different countries

Sajung Yun	Advisor	CEO at Predictiv / Adjunct professor at Johns Hopkins University
Karol Estrada	Advisor	15+ years of experience in human genetics with a focus on discovering, validation, and improving drug targets. 90+ peer publications for gene discovery, complex human traits and diseases

Perks

$500	Special Edition SOMOS Bracelet "IWAMA"- by wixárika artists from México
$1,000	Special Edition SOMOS Bracelet "IWAMA"- by wixárika artists from México 50% discount in SOMOS DNA kit Special SOMOS digital badge designed by Mexican Artist Javier Gonzalez
$5,000	Special Edition SOMOS Bracelet "IWAMA"- by wixárika artists from México 50% discount on SOMOS DNA kit Limited Edition SOMOS digital badge designed by Mexican Artist Javier Gonzalez Limited edition DNA Kit box designed by Javier Gonzalez with Olinalá traditional art (included when purchasing DNA kit)

$10,000	Special Edition SOMOS Bracelet "IWAMA"- by wixárika artists from México Free SOMOS DNA kit Limited Edition SOMOS digital badge designed by Mexican Artist Javier Gonzalez Limited edition DNA Kit box designed by Javier Gonzalez with Olinalá traditional art (when buying the kit) 1 Pair - Handcrafted Shoes made in Nahua region of Tepoztlán
$25,000	Special Edition SOMOS Bracelet "IWAMA"- by wixárika artists from México 1 Special Edition SOMOS T-Shirt - by Javier Gonzalez 1 Free SOMOS DNA kit Limited Edition SOMOS digital badge designed by Mexican Artist Javier Gonzalez Limited edition DNA Kit box designed by Javier Gonzalez with Olinalá traditional art 1 Pair - Handcrafted Shoes made in Nahua region of Tepoztlán
$50,000	2 Special Edition SOMOS Bracelet "IWAMA"- by wixárika artists from México 2 Special Edition SOMOS T-Shirt - by Javier Gonzalez 2 Free DNA Test Kit, with DNA Kit box designed by Javier Gonzalez SOMOS digital collectible NFT designed by Mexican Artist Javier Gonzalez (limited to 50 Tokens) 2 Pairs - Handcrafted Shoes made in Nahua region of Tepoztlán Meet the Founders in Riviera Maya, visit the Mayan ruins, Mayan Xibalba-Underworld Cenotes (flight and hotel not included)

$100,000	2 Special Edition SOMOS Bracelet "IWAMA"- by wixárika artists from México 2 Special Edition SOMOS T-Shirt - by Javier Gonzalez 2 Free DNA Test Kit, with DNA Kit box designed by Javier Gonzalez SOMOS digital collectible NFT designed by Mexican Artist Javier Gonzalez (limited to 50 Tokens) 2 Pairs - Handcrafted Shoes made in Nahua region of Tepoztlán Meet the Founders in Riviera Maya, visit Mayan ruins, Cenotes (flight and hotel not included) & Cooking masterclass with local chef

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

Mailing to SOMOS active users

You're invited!



Republic

I am so excited that SOMOS' crowdfunding campaign
will go LIVE very soon in Republic.
You have supported SOMOS right from the beginning
and I am happy to announce that now,

YOU can become an investor and help us grow!

Reserve your SPOT

YOU can make a change

With this campaign we are looking to raise 1.07M usd to collect:
7000 samples from Indigenous participants in México
and add **+70 new regions** to our ancestry service. We will launch our 2.0 version of the SOMOSapp which will include new traits that can help you connect even more with your roots as well as wellness & health insights.

I want to share some facts behind the motivation for creating SOMOS:
Latinos represent **less than 1%** in research & clinical trials,
WE BARELY EXIST FOR SCIENCE.
Developing new drugs for **LATINOS** is only be possible if we create a strong community.

SOMOS is building the first **DECENTRALIZED Latino Biobank** in history, where people own their data and could benefit from it, while generating impact in Indigenous communities and developing new health solutions & drugs for our population.
The time has come to do JUSTICE and empower our LATINO community.

I invite you to join us in this journey and become a member of the FAMILIA, an investor and AMBASSADOR of such a powerful mission

Welcome to the SOMOS family

Reserve your spot before we GO LIVE, creating an account to invest in SOMOS is very simple:



JOIN NOW

Thank you for becoming a member of the SOMOS FAMILIA

Sincerely,

MD Federico von Son

CEO

Learn More

SOMOS Inc, 5758 Geary Blvd #134, San Francisco, CA 94121, USA

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With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Linkedin Posts



MD Federico W. von Son de Fernex 🇲🇽 🇨🇭 • Tú
Bronce winner IAB 2020 data storytelling en IAB
1 semana • 🌐

Even within Latin America, there is a very complex admixture profile we need to understand. Generating data is the BIG challenge and we need to start doing it!!!
We are the fastest growing minority (93.2% growth predicted by 2060, US Census Bureau, 2018)

"Among Latin American countries, Mexico, Guatemala, Peru, and Bolivia have the highest Native American ancestry; Cuba, Venezuela, and Northeast Brazil have the highest African ancestry and Southeast/South Brazil, Argentina, and Uruguay have the highest European ancestry"
https://lnkd.in/gCp98Nzw

Ancestry isn't just a fun fact, it is for sure a great tool to understand more about your family history and lineage, but our mission at **SOMOS** is to understand how genetic variations have an impact in precision medicine.

Join us in the journey!
Your DNA = our mission

Reserve your spot before we GO LIVE, creating an account to invest in SOMOS is very simple, just go to:
https://lnkd.in/gRGqDedF

see terms and conditions at **republic.com
#medicine #data #latinamerica #ancestry #dna #precisionmedicine #science #genetics #latinos

---



MD Federico W. von Son de Fernex 🇲🇽 🇨🇭 • Tú
Bronce winner IAB 2020 data storytelling en IAB
2 semanas • 🌐

Different ancestries = different response to medications.
Even within the "Latino" community, there are huuuuuge genetic differences we need to keep researching. Not every population will respond the same way to a specific treatment.
We are working into making a change in how data can help us understand more about **#latinos**

Irinotecan: a common chemotherapy drug used to treat colon and lung cancer
https://lnkd.in/gF_8dFYE

Join **SOMOS** in our journey to make a positive impact
Your DNA = our mission

https://lnkd.in/gRGqDedF

see terms in **republic.com
#data #change #community #somos #latinos #dnatesting #ancestry #science #mexican #peruvian

---



MD Federico W. von Son de Fernex 🇲🇽 🇨🇭 • Tú
Bronce winner IAB 2020 data storytelling en IAB
7 horas • 🌐

Asking the **#linkedin** community
Are we all as **#latinos** ,responsible for educating our population about the importance of **#biobanking** and **#clinical** trials?
#technology can help us expand the knowledge around this subject

"In the biobanking group, only 17.6% had heard about biobanking and 9.8% reported that they had participated in biobanking"
"Given participants' preference for receiving the information in video format, future interventions could incorporate mobile technology to enhance learning as well as tailoring"
https://lnkd.in/gzvsBncT

If you are interested in understanding how we can make a change together, visit our tested on Latinos campaign:

https://lnkd.in/gRGqDedF

see terms and conditions at **republic.com
#community #future #clinicaltrials #change #science #genomics



Educating Hispanics about Clinical Trials and Biobanking

M. Lizette Rangel[1], Natalia I. Heredia[2,3], Belinda Reininger[4], Lorna McNeill[5], Maria E. Fernandez[2,3]



MD Federico W. von Son de Fernex 🇲🇽 🇨🇭 • Tú
Bronce winner IAB 2020 data storytelling en IAB
1 semana • Editado • 🌐

"there is a considerable population difference in the response to the anticoagulation drug warfarin. Asians would require a significantly lower dose of warfarin compared with Latinos, who in turn are more sensitive to warfarin treatment than individuals of Cauca- sian descent and African descent"
https://lnkd.in/gubJa_QX

Differences in the metabolism of medications used for "common" diseases are critical to understand & advance in PRECISION MEDICINE

Creating a Biobank that respects data ownership and integrates multiple data sources, will help scientists identify new genetic variations and correlations to advance in groundbreaking discoveries for the LATINO community
#medicine #community #data #latinos #science #genetics #dna #precisionmedicine

Join **SOMOS** in this journey
https://lnkd.in/gRGqDedF

see terms and conditions at **republic.com



MD Federico W. von Son de Fernex 🇲🇽 🇨🇭 • Tú
Bronce winner IAB 2020 data storytelling en IAB
1 semana • 🌐

México, Bolivia, Guatemala, Perú and Colombia together, comprise 87% of Indigenous people in Latin America and the Caribbean. There are 522 Indigenous Nations in Latin America and representing them in scientific databases in an ethical and collaborative approach, can help us identify unique insights that could potentially translate into new medical and health solutions
https://lnkd.in/gy_d794M

Join us in this journey, where creating real impact is possible by generating scientific knowledge
Crowdfunding campaign reservations open for **SOMOS**

https://lnkd.in/gRGqDedF
see terms and conditions at **republic.com
#people #latinamerica #crowdfunding #medical #science #genetics #ancestry #heritage #diversity